UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Asia Satellite Telecommunications Holdings Limited

(Name of Subject Company)

Asia Satellite Telecommunications Holdings Limited

AsiaCo Acquisition Ltd.

Able Star Associates Limited

GE Capital Equity Investments, Inc.

Bowenvale Limited

CITIC Group

General Electric Capital Corporation

(Names of Filing Persons)

Ordinary Shares, par value HK$0.10 per share

American Depositary Shares, each representing 10 Ordinary Shares

(Title of Class of Securities)

763991-02-3 (Ordinary Shares)

04516X106 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Catherine Chang	Kenneth Ko
Asia Satellite Telecommunications Holding	AsiaCo Acquisition Ltd.
Limited	Room 2118, Hutchison House
17th Floor, The Lee Gardens	10 Harcourt Road
33 Hysan Avenue Causeway Bay, Hong Kong	Hong Kong
Tel: 852 2500 0888	Tel: 852 2861 2727

with copies to

Mark S. Bergman	Lawrence Vranka, Jr.	Joseph T. Verdesca
Paul, Weiss, Rifkind, Wharton	Scott I. Sonnenblick	Weil, Gotshal & Manges LLP
& Garrison LLP	Linklaters	767 Fifth Avenue
Alder Castle, 10 Noble Street	1345 Avenue of the Americas	New York, NY 10153
London, EC2V 7JU	New York, NY 10105	Tel: (212) 310-8000
United Kingdom	Tel: (212) 903-9000
Tel: +44 20 7367 1601

(Names, Addresses, and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)(3)
$92,778,975.38	$2,848.31

(1)	Estimated solely for the purpose of determining the filing fee. The transaction valuation is calculated by multiplying (x) 46,116,990 (which is the estimate of the number of AsiaSat Shares held by U.S. holders (either directly or in the form of American Depositary Shares, each representing 10 ordinary shares)) times (y) the purchase price of HK$15.73 per AsiaSat Share, net in cash, converted to US dollars using an exchange rate of HK$7.8188 to US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on May 20, 2007.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.00003070 of the transaction valuation.

(3)	Sent via wire transfer to the SEC on May 21, 2007.

Solely for the convenience of the reader, this document contains translations of Hong Kong dollar amounts into US dollars and vice versa at specified rates. These translations should not be construed as representations that the Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at all.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: ________________

Form or Registration No.: _______________

Filing Party: __________________________

Date File: ____________________________

☐ Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under the caption “Summary Term Sheet” in the US Offer Document is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the subject company is Asia Satellite Telecommunications Holdings Limited. The address of the Company’s principal executive office is 17th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong, PRC. The telephone number of the Company’s principal executive office is (852) 2500-0888. The information set forth in Appendix IV under the caption “General Information Relating to AsiaSat – 3. Information on AsiaSat” in the US Offer Document is incorporated herein by reference.

(b) Securities. As of May 22, 2007, there were 391,135,500 AsiaSat Shares issued and outstanding.

(c) Trading Market and Price. The information set forth in Part I under the caption “Letter From Morgan Stanley – 4.3 Highest and Lowest Prices” in the US Offer Document is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address.

Asia Satellite Telecommunications Holdings Limited, the subject company, is a filing entity. The information set forth in Appendix IV under the caption “General Information Relating to AsiaSat – 3. Information on AsiaSat” in the US Offer Document is incorporated herein by reference.

AsiaCo, the Offeror, is a filing entity. The information set forth in Appendix III under the caption “General Information Relating to the Offeror – 3. Information on the Offeror, Bowenvale, Able Star, GE Equity, CITIC Group and GECC – 3.1 The Offeror” in the US Offer Document is incorporated herein by reference.

Able Star Associates Limited is a filing entity. The information set forth in Appendix III under the caption “General Information Relating to the Offeror – 3. Information on the Offeror, Bowenvale, Able Star, GE Equity, CITIC Group and GECC – 3.3 Able Star” in the US Offer Document is incorporated herein by reference.

GE Equity is a filing entity. The information set forth in Appendix III under the caption “General Information Relating to the Offeror – 3. Information on the Offeror, Bowenvale, Able Star, GE Equity, CITIC Group and GECC – 3.4 GE Equity” in the US Offer Document is incorporated herein by reference.

Bowenvale is a filing entity. The information set forth in Appendix III under the caption “General Information Relating to the Offeror – 3. Information on the Offeror, Bowenvale, Able Star, GE Equity, CITIC Group and GECC – 3.2 Bowenvale” in the US Offer Document is incorporated herein by reference.

CITIC Group is a filing entity. The information set forth in Appendix III under the caption “General Information Relating to the Offeror – 3. Information on the Offeror, Bowenvale, Able Star, GE Equity, CITIC Group and GECC – 3.5 CITIC Group” in the US Offer Document is incorporated herein by reference.

GECC is a filing entity. The information set forth in Appendix III under the caption “General Information Relating to the Offeror – 3. Information on the Offeror, Bowenvale, Able Star, GE Equity, CITIC Group and GECC – 3.6 GECC” in the US Offer Document is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in Appendix III under the caption “General Information Relating to the Offeror – 3. Information on the Offeror, Bowenvale, Able Star, GE Equity, CITIC Group and GECC” and Appendix IV under the caption “General Information Relating to AsiaSat – 3. Information on AsiaSat” in the US Offer Document is incorporated herein by reference.

None of the filing entities has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

None of the filing entities has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons. The information set forth in Appendix III under the caption “General Information Relating to the Offeror – 3. Information on the Offeror, Bowenvale, Able Star, GE Equity, CITIC Group and GECC” and Appendix IV under the caption “General Information Relating to AsiaSat – 3. Information on AsiaSat” in the US Offer Document is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms.

(1)	Tender Offers.

(i) The total number and class of securities sought in the offer. The Offeror is offering to purchase all 46,116,990 outstanding ordinary shares, par value of HK$0.10, held by US shareholders, including all ordinary Shares underlying ADSs held by ADS Holders, wherever they are located, other than ordinary shares held by Bowenvale and parties acting in concert with the Offeror.

(ii) The type and amount of consideration offered to security holders. The information set forth in Part I under the caption “Letter From Morgan Stanley – 4. The Offers– 4.1 The Offers” and “Letter From Morgan Stanley– 4. The Offers – 4.5 Total Consideration” in the US Offer Document is incorporated herein by reference.

(iii) The scheduled expiration date. The information set forth under the caption “Questions and Answers – How long do I have to accept the US Share Offer?” and in Appendix I under the caption “Further Terms of the Offers – 2. Acceptance Period and Revisions” in the US Offer Document is incorporated herein by reference.

(iv) Whether a subsequent offering period will be available, if the transaction is a third-party tender offer. The information set forth under the caption “Questions and Answers – Can the Offers be extended and under what circumstances?” in the US Offer Document is incorporated herein by reference.

(v) Whether the offer may be extended, and if so, how it could be extended. The information set forth under the caption “Questions and Answers – Can the Offers be extended and under what circumstances?” in the US Offer Document is incorporated herein by reference.

(vi) The dates before and after which security holders may withdraw securities tendered in the offer. The information set forth in Appendix I under the caption “Further Terms of the Offers – 4. Right of Withdrawal Under the US Share Offer” in the US Offer Document is incorporated herein by reference.

(vii) The procedures for tendering and withdrawing securities. The information set forth in Part I under the caption “Letter from Morgan Stanley – 10. Acceptance, Withdrawal and Settlement” and Appendix I under the caption “Further Terms of the Offers – 1. Further Procedures for Acceptance” and under the caption “Further Terms of the Offers – 4. Right of Withdrawal Under the US Share Offer” in the US Offer Document is incorporated herein by reference.

(viii) The manner in which securities will be accepted for payment. The information set forth in Part I under the caption “Letter from Morgan Stanley – 10. Acceptance, Withdrawal and Settlement” and Appendix I under the caption “Further Terms of the Offers – 1. Further Procedures for Acceptance” in the US Offer Document is incorporated herein by reference.

(ix) If the offer is for less than all securities of a class, the periods for accepting securities on a pro rata basis and the offeror’s present intentions in the event that the offer is oversubscribed. Not applicable.

(x) An explanation of any material differences in the rights of security holders as a result of the transaction, if material. The information set forth in Part I under the caption “Letter from Morgan Stanley – 10. Acceptance, Withdrawal and Settlement” and Appendix I under the caption “Further Terms of the Offers – 4. Right of Withdrawal Under the US Share Offer” in the US Offer Document is incorporated herein by reference.

(xi) A brief statement as to the accounting treatment of the transaction, if material. The accounting treatment of the transaction is not material.

(xii) The federal income tax consequences of the transaction, if material. The information set forth in Part V under the caption “US Special Factors – 2. Tax Consequences – 2.2 US Federal Income Tax Consequences” in the US Offer Document is incorporated herein by reference.

(2)	Merger or Similar Transaction. Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions. The information set forth in Part V under the caption “US Special Factors – 1. Special Factors – 1.1 Past Contacts, Transactions, Negotiations and Agreements – 1.1.1 Past Contacts, Transactions and Negotiations” in the US Offer Document is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in Part V under the caption “US Special Factors – 1. Special Factors – 1.1 Past Contacts, Transactions, Negotiations and Agreements – 1.1.1 Past Contacts, Transactions and Negotiations” in the US Offer Document is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Part V under the caption “US Special Factors – 1. Special Factors – 1.1 Past Contacts, Transactions, Negotiations and Agreements – 1.1.2 Agreements Involving AsiaSat’s Securities” in the US Offer Document is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in Part I under the caption “Letter from Morgan Stanley – 8. Intentions of the Offeror”, under the caption “Letter from Morgan Stanley – 9. Listing of the Company, Public Float, No Compulsory Acquisition”, and in Part V under the caption “US Special Factors – 1. Special Factors – 1.2 Purposes of the Offers and Plans or Proposals”, “US Special Factors – 4. Effects of the Offers” and “US Special Factors – 3. Intentions and Plans” in the US Offer Document is incorporated herein by reference.

(c) Plans. The information set forth in Part I under the caption “Letter from Morgan Stanley – 8. Intentions of the Offeror”, under the caption “Letter from Morgan Stanley – 9. Listing of the Company, Public Float, No Compulsory Acquisition”, and in Part V under the caption “US Special Factors – 1. Special Factors – 1.2 Purposes of the Offers and Plans or Proposals”, “US Special Factors – 4. Effects of the Offers” and “US Special Factors – 3. Intentions and Plans” in the US Offer Document is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in Part I under the caption “Letter From Morgan Stanley – 4. The Offers – 4.5 Total Consideration” in the US Offer Document is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowings. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in Part I under the caption “Letter from Morgan Stanley – 5. Interests of the Offeror and Parties Acting in Concert With It in AsiaSat”, Appendix III under the caption “General Information Relating to the Offeror – 2. Disclosure of Interests in the Securities of AsiaSat and the Offeror” and in Appendix IV under the caption “General Information Relating to AsiaSat – 5. Disclosure of Interests” in the US Offer Document is incorporated herein by reference.

(b) Securities Transactions. None.

ITEM 9.	PERSONS/ ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in Part V under the caption “US Special Factors — 6. Persons/Assets Retained, Employed, Compensated or Used” in the US Offer Document is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in Appendix II – “Financial Information on the AsiaSat Group” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) Any present or proposed material agreement, arrangement, understanding or relationship between the offeror and the subject company (other than already disclosed). None.

(2) Applicable regulatory requirements or approvals. The information set forth in Part V under the caption “US Special Factors – 3. Intentions and Plans” in the US Offer Document is incorporated herein by reference.

(3) Applicability of any antitrust laws. None.

(4) Applicability of margin requirements. The information set forth in Part V under the caption “US Special Factors – 4 Effects of Offers – 4.4 Margin Regulations” in the US Offer Document is incorporated herein by reference.

(5) Any material pending legal proceedings. The information set forth in Appendix IV under the caption “8. Litigation” in the US Offer Document is incorporated herein by reference.

(b) Other Material Information. None.

ITEM 12.	EXHIBITS.

(a)(5)(1)	US Offer Document, dated May 25, 2007

(a)(5)(2)	Letter of Transmittal

(a)(5)(3)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(4)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(5)	US Form of Acceptance

(a)(5)(6)	New York Times advertisement, dated May 25, 2007

(a)(5)(7)[1]	Press Release issued by Modernday Limited and Asia Satellite Telecommunications Holdings Limited on February 13, 2007

(a)(5)(8)[1]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 6, 2007

(a)(5)(9)[1]	Letter to Shareholders, dated March 19, 2007

(a)(5)(10)[2]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 19, 2007

(a)(5)(11)[3]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 30, 2007

(a)(5)(12)[4]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 23, 2007

(a)(5)(13)[5]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 24, 2007

(a)(5)(14)[6]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 30, 2007

(a)(5)(15)	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on May 15, 2007

(a)(5)(16)	Press release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on May 23, 2007

(a)(5)(17)[1]	Scheme Document, dated March 19, 2007

(b)(1)[1]	Term Loan Facility Agreement, dated February 12, 2007, among Modernday Limited, CITIC Group and GE Capital Equity Investments, Inc.

(c)(1)	Letter from CLSA Equity Capital Markets Limited, the independent financial adviser to the independent board committee of Asia Satellite Telecommunications Holdings Limited, dated May 25, 2007

(c)(2)	Presentation given by CLSA Equity Capital Markets Limited to the independent non-executive directors of Asia Satellite Telecommunications Holdings Limited on May 2, 2007

(c)(3)[1]	Letter from CLSA Equity Capital Markets Limited, the independent financial adviser to the independent board committee of Asia Satellite Telecommunications Holdings Limited, dated March 19, 2007

(c)(4)[1]	Presentation given by CLSA Equity Capital Markets Limited to the independent non-executive directors of Asia Satellite Telecommunications Holdings Limited on March 3, 2007

(c)(5)[1]	Excerpt of summary presentation by Morgan Stanley to Able Star Associates Limited dated January 10, 2007

(d)(1)[1]	Agreement of Restrictive Covenants, dated February 13, 2007, among CITIC Group, SES S.A., SES Global Holding AG, Bowenvale Limited and Modernday Limited

(d)(2)[1]	Co-Operation Agreement, dated February 13, 2007, among CITIC Group, Able Star Associates Limited, General Electric Capital Corporation and GE Capital Equity Investments, Inc.

(d)(3)[1]	Shareholders’ Agreement, dated February 13, 2007, among CITIC Group, GE Capital Equity Investments, Inc., AsiaCo Acquisition Ltd., Able Star Associates Limited and General Electric Company, relating to AsiaCo Acquisition Ltd.

(d)(4)[1]	Share Redemption Agreement, dated February 13, 2007, among SES, GE CFE Luxembourg S. a r.l., GE Capital Equity Holdings Inc. and General Electric Capital Corporation

(d)(5)[1]	Consent Letter Agreement, dated February 13, 2007, among General Electric Capital Corporation, CITIC Group, Able Star Associates Limited, SES, SES Global Holding AG and Bowenvale Limited

(d)(6)[1]	Registration Rights Agreement, dated June 6, 1996, among AsiaSat, CITIC Group, and other parties

(d)(7)[1]	Reimbursement Letter Agreement, dated February 13, 2007, between AsiaCo Acquisition Ltd and Asia Satellite Telecommunications Holdings Limited

(d)(8)[1]	Shareholders’ Agreement, by and among, Able Star Associates Limited, GE Pacific-1 Holdings, Inc., GE Pacific-2 Holdings, Inc., GE Pacific-3 Holdings, Inc., Bowenvale Limited, CITIC Group and General Electric Company, dated March 29, 2007

[1]	Filed with SEC on Schedule 13E-3 on March 20, 2007.
[2]	Filed with SEC on Schedule 13E-3/A on March 21, 2007.
[3]	Filed with SEC on Schedule 13E-3/A on April 4, 2007.
[4]	Filed with SEC on Schedule 13E-3/A on April 24, 2007.
[5]	Filed with SEC on Schedule 13E-3/A on April 26, 2007.
[6]	Filed with SEC on Schedule TO-C on April 30, 2007.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Item 1.	Summary Term Sheet.

The information set forth in Part I under the caption “Summary Term Sheet” in the US Offer Document is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company is Asia Satellite Telecommunications Holdings Limited. The address of the Company’s principal executive office is 17th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong, PRC. The telephone number of the Company’s principal executive office is (852) 2500-0888. The information set forth in Appendix IV under the caption “General Information Relating to AsiaSat – 3. Information on AsiaSat” in the US Offer Document is incorporated herein by reference.

(b) Securities. As of May 22, 2007, there were 391,135,500 AsiaSat Shares issued and outstanding.

(c) Trading Market and Price. The information set forth in Part I under the caption “Letter From Morgan Stanley – 4.3 Highest and Lowest Prices” in the US Offer Document is incorporated herein by reference.

(d) Dividends. The information set forth in Part I under the caption “Letter From Morgan Stanley – 4. The Offers – 4.4 Dividends” in the US Offer Document is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. None

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

Asia Satellite Telecommunications Holdings Limited, the subject company, is a filing entity. The information set forth in Appendix IV under the caption “General Information Relating to AsiaSat – 3. Information on AsiaSat” in the US Offer Document is incorporated herein by reference.

AsiaCo, the Offeror, is a filing entity. The information set forth in Appendix III under the caption “General Information Relating to the Offeror – 3. Information on the Offeror, Bowenvale, Able Star, GE Equity, CITIC Group and GECC – 3.1 The Offeror” in the US Offer Document is incorporated herein by reference.

Able Star Associates Limited is a filing entity. The information set forth in Appendix III under the caption “General Information Relating to the Offeror – 3. Information on the Offeror, Bowenvale, Able Star, GE Equity, CITIC Group and GECC – 3.3 Able Star” in the US Offer Document is incorporated herein by reference.

GE Equity is a filing entity. The information set forth in Appendix III under the caption “General Information Relating to the Offeror – 3. Information on the Offeror, Bowenvale, Able Star, GE Equity, CITIC Group and GECC – 3.4 GE Equity” in the US Offer Document is incorporated herein by reference.

Bowenvale is a filing entity. The information set forth in Appendix III under the caption “General Information Relating to the Offeror – 3. Information on the Offeror, Bowenvale, Able Star, GE Equity, CITIC Group and GECC – 3.2 Bowenvale” in the US Offer Document is incorporated herein by reference.

CITIC Group is a filing entity. The information set forth in Appendix III under the caption “General Information Relating to the Offeror – 3. Information on the Offeror, Bowenvale, Able Star, GE Equity, CITIC Group and GECC – 3.5 CITIC Group” in the US Offer Document is incorporated herein by reference.

GECC is a filing entity. The information set forth in Appendix III under the caption “General Information Relating to the Offeror – 3. Information on the Offeror, Bowenvale, Able Star, GE Equity, CITIC Group and GECC – 3.6 GECC” in the US Offer Document is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in Appendix III under the caption “General Information Relating to the Offeror – 3. Information on the Offeror, Bowenvale, Able Star, GE Equity, CITIC Group and GECC” and Appendix IV under the caption “General Information Relating to AsiaSat – 3. Information on AsiaSat” in the US Offer Document is incorporated herein by reference.

None of the filing entities has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

None of the filing entities has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons. The information set forth in Appendix III under the caption “General Information Relating to the Offeror – 3. Information on the Offeror, Bowenvale, Able Star, GE Equity, CITIC Group and GECC” and Appendix IV under the caption “General Information Relating to AsiaSat – 3. Information on AsiaSat” in the US Offer Document is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

(1)	Tender Offers.

(i) The total number and class of securities sought in the offer. The Offeror is offering to purchase all 46,116,990 outstanding ordinary shares, par value of HK$0.10, held by US shareholders, including all ordinary shares underlying ADSs held by ADS Holders, wherever they are located, other than ordinary shares held by Bowenvale and parties acting in concert with the Offeror.

(ii) The type and amount of consideration offered to security holders. The information set forth in Part I under the caption “Letter From Morgan Stanley – 4. The Offers – 4.1 The Offers” and “Letter From Morgan Stanley – 4. The Offers – 4.5 Total Consideration” in the US Offer Document is incorporated herein by reference.

(iii) The scheduled expiration date. The information set forth under the caption “Questions and Answers – How long do I have to accept the US Share Offer?” and in Appendix I under the caption “Further Terms of the Offers – 2. Acceptance Period and Revisions” in the US Offer Document is incorporated herein by reference.

(iv) Whether a subsequent offering period will be available, if the transaction is a third-party tender offer. The information set forth under the caption “Questions and Answers – Can the Offers be extended and under what circumstances?” in the US Offer Document is incorporated herein by reference.

(v) Whether the offer may be extended, and if so, how it could be extended. The information set forth under the caption “Questions and Answers – Can the Offers be extended and under what circumstances?” in the US Offer Document is incorporated herein by reference.

(vi) The dates before and after which security holders may withdraw securities tendered in the offer. The information set forth in Appendix I under the caption “Further Terms of the Offers – 4. Right of Withdrawal Under the US Share Offer” in the US Offer Document is incorporated herein by reference.

(vii) The procedures for tendering and withdrawing securities. The information set forth in Part I under the caption “Letter from Morgan Stanley – 10. Acceptance, Withdrawal and Settlement” and Appendix I under the caption “Further Terms of the Offers – 1. Further Procedures for Acceptance” and under the caption “Further Terms of the Offers – 4. Right of Withdrawal Under the Share Offer” in the US Offer Document is incorporated herein by reference.

(viii) The manner in which securities will be accepted for payment. The information set forth in Part I under the caption “Letter from Morgan Stanley – 10. Acceptance, Withdrawal and Settlement” and Appendix I under the caption “Further Terms of the Offers – 1. Further Procedures for Acceptance” in the US Offer Document is incorporated herein by reference.

(ix) If the offer is for less than all securities of a class, the periods for accepting securities on a pro rata basis and the offeror’s present intentions in the event that the offer is oversubscribed. Not applicable.

(x) An explanation of any material differences in the rights of security holders as a result of the transaction, if material. The information set forth in Part I under the caption “Letter from Morgan Stanley – 10. Acceptance, Withdrawal and Settlement” and Appendix I under the caption “Further Terms of the Offers – 4. Right of Withdrawal Under the US Share Offer” in the US Offer Document is incorporated herein by reference.

(xi) A brief statement as to the accounting treatment of the transaction, if material. The accounting treatment of the transaction is not material.

(xii) The federal income tax consequences of the transaction, if material. The information set forth in Part V under the caption “US Special Factors – 2. Tax Consequences – 2.2 US Federal Income Tax Consequences” in the US Offer Document is incorporated herein by reference.

(2)	Merger or Similar Transaction. Not applicable.

(c) Different Terms. The information set forth in Part I under the caption “Letter from Morgan Stanley – 10. Acceptance, Withdrawal and Settlement” and Appendix I under the caption “Further Terms of the Offers – 4. Right of Withdrawal Under the US Share Offer” in the US Offer Document is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in Part V under the caption “US Special Factors – 1. Special Factors – 4 Effects of the Offers – 4.6 No Appraisal Rights” in the US Offer Document is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in Part V under the caption “US Special Factors – 1. Special Factors – 1.1 Past Contacts, Transactions, Negotiations and Agreements – 1.1.1 Past Contacts, Transactions and Negotiations” in the US Offer Document is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in Part V under the caption “US Special Factors – 1. Special Factors – 1.1 Past Contacts, Transactions, Negotiations and Agreements – 1.1.1 Past Contacts, Transactions and Negotiations” in the US Offer Document is incorporated herein by reference.

(c) Negotiations or Contacts. The information set forth in Part V under the caption “US Special Factors – 1. Special Factors – 1.1 Past Contacts, Transactions, Negotiations and Agreements – 1.1.1 Past Contacts, Transactions and Negotiations” in the US Offer Document is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Part V under the caption “US Special Factors – 1. Special Factors – 1.1 Past Contacts, Transactions, Negotiations and Agreements – 1.1.2 Agreements Involving AsiaSat’s Securities” in the US Offer Document is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of the Securities Acquired. The information set forth in Part V under the caption “US Special Factors – 4. Effects of the Offers” in the US Offer Document is incorporated herein by reference.

(c) Plans. The information set forth in Part I under the caption “Letter from Morgan Stanley – 8. Intentions of the Offeror”, under the caption “Letter from Morgan Stanley – 9. Listing of the Company, Public Float, No Compulsory Acquisition”, and in Part V under the caption “US Special Factors – 1. Special Factors – 1.2 Purposes of the Offers and Plans or Proposals” and “US Special Factors – 4. Effects of the Offers” in the US Offer Document is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in Part I under the caption “Letter from Morgan Stanley – 8. Intentions of the Offeror”, under the caption “Letter from Morgan Stanley – 9. Listing of the Company, Public Float, No Compulsory Acquisition”, Part V under the caption “US Special Factors – 1. Special Factors – 1.2 Purposes of the Offers and Plans or Proposals” and “US Special Factors – 3. Intentions and Plans” in the US Offer Document is incorporated herein by reference.

(b) Alternatives. The information set forth in Part V under the caption “US Special Factors – 1. Special Factors – 1.1 Past Contacts, Transactions, Negotiations and Agreements – 1.1.1 Past Contacts, Transactions and Negotiations” in the US Offer Document is incorporated herein by reference.

(c) Reasons. The information set forth in Part V under the caption “US Special Factors – 1. Special Factors – 1.2 Purposes of the Offers and Plans or Proposals” in the US Offer Document is incorporated herein by reference.

(d) Effects. The information set forth Part I under the caption “Letter from Morgan Stanley – 8. Intentions of the Offeror”, under the caption “Letter from Morgan Stanley – 9. Listing of the Company, Public Float, No Compulsory Acquisition”, in Part V under the caption “US Special Factors – 4. Effects of the Offers” and “US Special Factors – 3. Intentions and Plans” in the US Offer Document is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a) Fairness. The information set forth in Part V under the caption “US Special Factors – 1. Special Factors – 1.3 Fairness – 1.3.3 AsiaSat”, in Part III under the caption “Letter from the Independent Board Committee of AsiaSat” and in Part IV under the caption “Letter from the Independent Financial Adviser to the Independent Board Committee” in the US Offer Document is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in Part V under the caption “US Special Factors – 1. Special Factors – 1.3 Fairness”, in Part III under the caption “Letter from the Independent Board Committee of AsiaSat” and in Part IV under the caption “Letter from the Independent Financial Adviser to the Independent Board Committee” in the US Offer Document is incorporated herein by reference.

(c) Approval of Security Holders. The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.

(d) Unaffiliated Representative. The information set forth in Part V under the caption “US Special Factors – 1. Special Factors – 1.3 Fairness” and in Part IV under the caption “Letter from the Independent Financial Adviser to the Independent Board Committee” in the US Offer Document is incorporated herein by reference.

(e) Approval of Directors. The information set forth in Part V under the caption “US Special Factors – 1. Special Factors – 1.3 Fairness – 1.3.3 AsiaSat” and in Part III under the caption “Letter from the Independent Board Committee of AsiaSat” in the US Offer Document is incorporated herein by reference.

(f) Other Offers. Not applicable.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations.

(a) Report, Opinion or Appraisal. The information set forth in Part IV under the caption “Letter from the Independent Financial Adviser to the Independent Board Committee” and in Part V under the captions “US Special Factors – 1. Special Factors – 1.3 Fairness”, “1.3.4 Certain Projections” and “1.3.5 Morgan Stanley Presentations” in the US Offer Document is incorporated herein by reference.

(b) Preparer and summary of the report, opinion or appraisal. The information set forth in Part IV under the caption “Letter from the Independent Financial Adviser to the Independent Board Committee” and in Part V under the captions “US Special Factors – 1. Special Factors – 1.3 Fairness”, “1.3.4 Certain Projections” and “1.3.5 Morgan Stanley Presentations” in the US Offer Document is incorporated herein by reference.

(c) Availability of Documents. The information set forth in Part V under the caption “US Special Factors – 7. Where You Can Find More Information” in the US Offer Document is incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. The information set forth in Part I under the caption “Letter From Morgan Stanley – 4. The Offers – 4.5 Total Consideration” in the US Offer Document is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Expenses. The information set forth in Part V under the caption “US Special Factors – 5. Costs of the Offers” in the US Offer Document is incorporated herein by reference.

(d) Borrowings. Not applicable.

Item 11.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in Part I under the caption “Letter from Morgan Stanley – 5. Interests of the Offeror and Parties Acting in Concert With It in AsiaSat”, Appendix III under the caption “General Information Relating to the Offeror – 2. Disclosure of Interests in the Securities of AsiaSat and the Offeror” and in Appendix IV under the caption “General Information Relating to AsiaSat – 5. Disclosure of Interests” in the US Offer Document is incorporated herein by reference.

(b) Securities Transactions. None.

Item 12.	The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in Part II under the caption “Letter from the Board of AsiaSat – Interested Parties” in the US Offer Document is incorporated herein by reference.

(e) Recommendations to Others. The information set forth in Part V under the caption “US Special Factors – 1. Special Factors – 1.3 Fairness” but excluding the information set forth under the captions “1.3.2 Additional Matters”, “1.3.3 AsiaSat”, “1.3.4 Certain Projections” and “1.3.5 Morgan Stanley Presentations” is incorporated herein by reference.

Item 13.	Financial Information.

(a) Financial Information. The information set forth in Appendix II – Financial Information On the AsiaSat Group is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 14.	Persons / Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in Part V under the caption “US Special Factors — 6. Persons/Assets Retained, Employed, Compensated or Used” in the US Offer Document is incorporated herein by reference.

(b) Employees and Corporate Assets. The information set forth in Part V under the caption “US Special Factors — 6. Persons/Assets Retained, Employed, Compensated or Used” in the US Offer Document is incorporated herein by reference.

Item 15.	Additional Information

(b) Other Material Information. None.

Item 16.	Exhibits.

(a)(5)(1)	US Offer Document, dated May 25, 2007

(a)(5)(2)	Letter of Transmittal

(a)(5)(3)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(4)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(5)	US Form of Acceptance

(a)(5)(6)	New York Times advertisement, dated May 25, 2007

(a)(5)(7)[1]	Press Release issued by Modernday Limited and Asia Satellite Telecommunications Holdings Limited on February 13, 2007

(a)(5)(8)[1]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 6, 2007

(a)(5)(9)[1]	Letter to Shareholders, dated March 19, 2007

(a)(5)(10)[2]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 19, 2007

(a)(5)(11)[3]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 30, 2007

(a)(5)(12)[4]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 23, 2007

(a)(5)(13)[5]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 24, 2007

(a)(5)(14)[6]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 30, 2007

(a)(5)(15)	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on May 15, 2007

(a)(5)(16)	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on May 23, 2007

(a)(5)(17)[1]	Scheme Document, dated March 19, 2007

(b)(1)[1]	Term Loan Facility Agreement, dated February 12, 2007, among Modernday Limited, CITIC Group and GE Capital Equity Investments, Inc.

(c)(1)	Letter from CLSA Equity Capital Markets Limited, the independent financial adviser to the independent board committee of Asia Satellite Telecommunications Holdings Limited, dated May 25, 2007

(c)(2)	Presentation given by CLSA Equity Capital Markets Limited to the independent non-executive directors of Asia Satellite Telecommunications Holdings Limited on May 2, 2007

(c)(3)[1]	Letter from CLSA Equity Capital Markets Limited, the independent financial adviser to the independent board committee of Asia Satellite Telecommunications Holdings Limited, dated March 19, 2007

(c)(4)[1]	Presentation given by CLSA Equity Capital Markets Limited to the independent non-executive directors of Asia Satellite Telecommunications Holdings Limited on March 3, 2007

(c)(5)[1]	Excerpt of summary presentation by Morgan Stanley to Able Star Associates Limited dated January 10, 2007

(d)(1)[1]	Agreement of Restrictive Covenants, dated February 13, 2007, among CITIC Group, SES S.A., SES Global Holding AG, Bowenvale Limited and Modernday Limited

(d)(2)[1]	Co-Operation Agreement, dated February 13, 2007, among CITIC Group, Able Star Associates Limited, General Electric Capital Corporation and GE Capital Equity Investments, Inc.

(d)(3)[1]	Shareholders’ Agreement, dated February 13, 2007, among CITIC Group, GE Capital Equity Investments, Inc., AsiaCo Acquisition Ltd., Able Star Associates Limited and General Electric Company, relating to AsiaCo Acquisition Ltd.

(d)(4)[1]	Share Redemption Agreement, dated February 13, 2007, among SES, GE CFE Luxembourg S. a r.l., GE Capital Equity Holdings Inc. and General Electric Capital Corporation

(d)(5)[1]	Consent Letter Agreement, dated February 13, 2007, among General Electric Capital Corporation, CITIC Group, Able Star Associates Limited, SES, SES Global Holding AG and Bowenvale Limited

(d)(6)[1]	Registration Rights Agreement, dated June 6, 1996, among AsiaSat, CITIC Group, and other parties

(d)(7)[1]	Reimbursement Letter Agreement, dated February 13, 2007, between AsiaCo Acquisition Ltd and Asia Satellite Telecommunications Holdings Limited

(d)(8)[1]	Shareholders’ Agreement, by and among, Able Star Associates Limited, GE Pacific-1 Holdings, Inc., GE Pacific-2 Holdings, Inc., GE Pacific-3 Holdings, Inc., Bowenvale Limited, CITIC Group and General Electric Company, dated March 29, 2007

[1]	Filed with SEC on Schedule 13E-3 on March 20, 2007.
[2]	Filed with SEC on Schedule 13E-3/A on March 21, 2007.
[3]	Filed with SEC on Schedule 13E-3/A on April 4, 2007.
[4]	Filed with SEC on Schedule 13E-3/A on April 24, 2007.
[5]	Filed with SEC on Schedule 13E-3/A on April 26, 2007.
[6]	Filed with SEC on Schedule TO-C on April 30, 2007.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

By:	/s/ Peter Jackson
Name:	Peter Jackson
Title:	Chief Executive Officer
Date:	May 25, 2007

ASIACO ACQUISITION LTD.

By:	/s/ Kenneth Ko	/s/ Ronald Herman
Name:	Kenneth Ko	Ronald Herman
Title:	Director	Director
Date:	May 25, 2007	May 25, 2007

ABLE STAR ASSOCIATES LIMITED

By:	/s/ Mi Zeng Xin
Name:	Mi Zeng Xin
Title:	Director
Date:	May 25, 2007

GE CAPITAL EQUITY INVESTMENTS, INC.

By:	/s/ Ronald Herman
Name:	Ronald Herman
Title:	President
Date:	May 25, 2007

BOWENVALE LIMITED

By:	/s/ Kenneth Ko	/s/ Nancy Ku
Name:	Kenneth Ko	Nancy Ku
Title:	Director	Director
Date:	May 25, 2007	May 25, 2007

CITIC GROUP

By:	/s/ Mi Zeng Xin
Name:	Mi Zeng Xin
Title:	Director
Date:	May 25, 2007

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Ronald Herman
Name:	Ronald Herman
Title:	Vice President
Date:	May 25, 2007

Exhibit Index

(a)(5)(1)	US Offer Document, dated May 25, 2007

(a)(5)(2)	Letter of Transmittal

(a)(5)(3)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(4)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(5)	US Form of Acceptance

(a)(5)(6)	New York Times advertisement, dated May 25, 2007

(a)(5)(7)[1]	Press Release issued by Modernday Limited and Asia Satellite Telecommunications Holdings Limited on February 13, 2007

(a)(5)(8)[1]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 6, 2007

(a)(5)(9)[1]	Letter to Shareholders, dated March 19, 2007

(a)(5)(10)[2]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 19, 2007

(a)(5)(11)[3]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 30, 2007

(a)(5)(12)[4]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 23, 2007

(a)(5)(13)[5]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 24, 2007

(a)(5)(14)[6]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 30, 2007

(a)(5)(15)	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on May 15, 2007

(a)(5)(16)	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on May 23, 2007

(a)(5)(17)[1]	Scheme Document, dated March 19, 2007

(b)(1)[1]	Term Loan Facility Agreement, dated February 12, 2007, among Modernday Limited, CITIC Group and GE Capital Equity Investments, Inc.

(c)(1)	Letter from CLSA Equity Capital Markets Limited, the independent financial adviser to the independent board committee of Asia Satellite Telecommunications Holdings Limited, dated May 25, 2007

(c)(2)	Presentation given by CLSA Equity Capital Markets Limited to the independent non-executive directors of Asia Satellite Telecommunications Holdings Limited on May 2, 2007

(c)(3)[1]	Letter from CLSA Equity Capital Markets Limited, the independent financial adviser to the independent board committee of Asia Satellite Telecommunications Holdings Limited, dated March 19, 2007

(c)(4)[1]	Presentation given by CLSA Equity Capital Markets Limited to the independent non-executive directors of Asia Satellite Telecommunications Holdings Limited on March 3, 2007

(c)(5)[1]	Excerpt of summary presentation by Morgan Stanley to Able Star Associates Limited dated January 10, 2007

(d)(1)[1]	Agreement of Restrictive Covenants, dated February 13, 2007, among CITIC Group, SES S.A., SES Global Holding AG, Bowenvale Limited and Modernday Limited

(d)(2)[1]	Co-Operation Agreement, dated February 13, 2007, among CITIC Group, Able Star Associates Limited, General Electric Capital Corporation and GE Capital Equity Investments, Inc.

(d)(3)[1]	Shareholders’ Agreement, dated February 13, 2007, among CITIC Group, GE Capital Equity Investments, Inc., AsiaCo Acquisition Ltd., Able Star Associates Limited and General Electric Company, relating to AsiaCo Acquisition Ltd.

(d)(4)[1]	Share Redemption Agreement, dated February 13, 2007, among SES, GE CFE Luxembourg S. a r.l., GE Capital Equity Holdings Inc. and General Electric Capital Corporation

(d)(5)[1]	Consent Letter Agreement, dated February 13, 2007, among General Electric Capital Corporation, CITIC Group, Able Star Associates Limited, SES, SES Global Holding AG and Bowenvale Limited

(d)(6)[1]	Registration Rights Agreement, dated June 6, 1996, among AsiaSat, CITIC Group, and other parties

(d)(7)[1]	Reimbursement Letter Agreement, dated February 13, 2007, between AsiaCo Acquisition Ltd and Asia Satellite Telecommunications Holdings Limited

(d)(8)[1]	Shareholders’ Agreement, by and among, Able Star Associates Limited, GE Pacific-1 Holdings, Inc., GE Pacific-2 Holdings, Inc., GE Pacific-3 Holdings, Inc., Bowenvale Limited, CITIC Group and General Electric Company, dated March 29, 2007

[1]	Filed with SEC on Schedule 13E-3 on March 20, 2007.
[2]	Filed with SEC on Schedule 13E-3/A on March 21, 2007.
[3]	Filed with SEC on Schedule 13E-3/A on April 4, 2007.
[4]	Filed with SEC on Schedule 13E-3/A on April 24, 2007.
[5]	Filed with SEC on Schedule 13E-3/A on April 26, 2007.
[6]	Filed with SEC on Schedule TO-C on April 30, 2007.